UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PROVENTION BIO, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74374N102

(CUSIP Number)

March 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74374N102

1	NAMES OF REPORTING PERSONS Sessa Capital (Master), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 17,758,046
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 17,758,046

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,758,046
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 74374N102

1	NAMES OF REPORTING PERSONS Sessa Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 17,758,046
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 17,758,046

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,758,046
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 74374N102

1	NAMES OF REPORTING PERSONS Sessa Capital IM, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 17,758,046
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 17,758,046

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,758,046
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1%

CUSIP NO. 74374N102

1	NAMES OF REPORTING PERSONS Sessa Capital IM GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 17,758,046
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 17,758,046

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,758,046
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 74374N102

1	NAMES OF REPORTING PERSONS John Petry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 645,582
	6	SHARED VOTING POWER 17,758,046
	7	SOLE DISPOSITIVE POWER 645,582
	8	SHARED DISPOSITIVE POWER 17,758,046

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,403,628
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Provention Bio, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

55 Broad Street, 2nd Floor

Red Bank, New Jersey 07701

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

1.	Sessa Capital (Master), L.P.
2.	Sessa Capital GP, LLC
3.	Sessa Capital IM, L.P.
4.	Sessa Capital IM GP, LLC
5.	John Petry

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

888 Seventh Avenue, 30th Floor

New York, NY, 10019

Item 2(c).	Citizenship:

Sessa Capital (Master), L.P. – a Cayman Islands exempted limited partnership;

Sessa Capital GP, LLC – a Delaware limited liability company

Sessa Capital IM, L.P. – a Delaware limited liability partnership

Sessa Capital IM GP, LLC – a Delaware limited liability company

John Petry – a United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

74374N102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G/A. The ownership percentages reported are based on 94,780,874 shares of Common Stock outstanding as of March 20, 2023, as reported in the Issuer’s Form 10-K filed on March 29, 2023, and give effect to the exercise of Warrants beneficially owned by the Reporting Persons for shares of Common Stock, even though the Warrants have not been exercised as of the date hereof

John Petry directly beneficially owns 645,582 shares of Common Stock, which were received pursuant to a pro rata distribution by a partnership. Sessa Capital (Master), L.P (the “Fund”) directly beneficially owns 8,879,023 shares of Common Stock and 8,879,023 Warrants exercisable on a one-for-one basis for shares of Common Stock pursuant to the Beneficial Ownership Blocker (the “Warrants”), all of which are immediately exercisable as of the date hereof under the restrictions contained in the Beneficial Ownership Blocker. The Warrants contain a provision (the “Beneficial Ownership Blocker”) which precludes exercise of the warrants to the extent that, following exercise, the Reporting Persons, together with its affiliates and other attribution parties, would beneficially own more than 19.99% of the Common Stock outstanding.

Sessa Capital GP, LLC is the general partner of the Fund and, as a result, may be deemed to beneficially own Common Stock owned by the Fund. Sessa Capital IM, L.P. is the investment manager of the Fund and, as a result, may be deemed to beneficially own Common Stock owned by the Fund. Sessa Capital IM GP, LLC is the general partner of Sessa Capital IM, L.P. and, as a result, may be deemed to beneficially own Common Stock beneficially owned by Sessa Capital IM, L.P. John Petry is the manager of Sessa Capital GP, LLC and Sessa Capital IM GP, LLC and, as a result, may be deemed to beneficially own Common Stock owned by the Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

The Reporting Persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

By:	/s/ John Petry
John Petry
John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P.

Date: April 5, 2023